BB

RECEIVED MAR 10 2002 352 SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

02018084

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SEC FILE NUMBER
8-44735

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pension Service Associates Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13417 Ventura Boulevard
(No. and Street)

Sherman Oaks, (City) California (State) 91423 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James A. Gilbert 310-441-4961
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name — *if individual, state last, first, middle name*)

10680 W. Pico Blvd., Suite 260 (Address) Los Angeles, CA (City) (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 3-19-02

OATH OR AFFIRMATION

I, James A. Gilbert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pension Service Associates Securities Corporation, as of December 31, 2001, ~~19~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature 2/28/2002

President

Title

Notary Public

Mahshid Homayonfar Kashani
COMM. # 1308250
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
COMM. EXP. JULY 3, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation~~.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2001

PENSION SERVICE ASSOCIATES SECURITIES CORPORATION

13417 VENTURA BLVD.
SHERMAN OAKS, CA 91423

CONTENTS

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT ACCOUNTANT

Mr. James A. Gilbert
Pension Service Associates Securities Corporation
Sherman Oaks, California

I have audited the accompanying statement of financial condition of Pension Service Associates Securities Corporation, as of December 31, 2001 and the related statements of income, cash flows and changes in stockholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1.

These financial statements are the responsibility of Pension Service Associates Securities Corporation's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial position of Pension Service Associates Securities Corporation as of December 31, 2001 and the result of its operations, cash flows and stockholder's equity for the year then ended in conformity with generally accepted accounting principles.

Elizabeth Tractenberg, CPA

Beverly Hills, California
Febryuary 26, 2001

10680 West Pico Boulevard, Suite 260, Los Angeles, CA 90064
6029 Linda Way, Culver City, CA 90230
Phone (310) 815-8380 Fax (310) 815-8326 Cell Phone (310) 435-0746 Email etractenberg@earthlink.net

PENSION SERVICE ASSOCIATES SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash		$ 2,153
Commission receivable		6,957
TOTAL ASSETS		$ 9,110

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accrued expenses		$ 1,602
STOCKHOLDER'S EQUITY		
Common stock - 100 shares outstanding at a stated value of $1.00	$ 100	
Paid-in capital	19,873	
Retained earnings	(12,465)	7,508
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 9,110

See accompanying notes to financial statements

PENSION SERVICE ASSOCIATES SECURITIES CORPORATION
STATEMENT OF INCOME (LOSS)
FOR YEAR ENDED DECEMBER 31, 2001

REVENUES	
Commission income	$ 44,383
TOTAL REVENUES	44,383
EXPENSES	
Administrative expenses	47,900
Legal and accounting	0
Bank charges	140
TOTAL EXPENSES	48,040
INCOME LOSS) BEFORE TAX PROVISION	(3,657)
INCOME TAX PROVISION	800
NET INCOME (LOSS)	$ (4,457)

See accompanying notes to financial statements

PENSION SERVICE ASSOCIATES SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR YEAR ENDED DECEMBER 31, 2001

	Common Stock Shares	Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2000	100	$ 100	$ 13,055	$ (6,190)	$ 6,965
Paid in capital			5,000		5,000
Net Income (Loss)				(4,457)	(4,457)
Balance, December 31, 2001	100	$ 100	$ 18,055	$ (10,647)	$ 7,508

See accompanying notes to financial statements

PENSION SERVICE ASSOCIATES SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2001

Cash Flows from Operating Activities:		
Net income (loss)	$	(4,457)
Changes in operating assets and liabilities:		
Commissions receivable		(1,693)
Accrued expenses		801
Net cash provided in operating activities		(5,349)
Cash Flows from Investing Activities:		
Paid in capital		0
Cash Flows from Financing Activities:		
Distribution		0
Net decrease in cash		(5,349)
Cash at beginning of year		7,502
Cash at December 31, 2001	$	2,153
Supplemental Cash Flow Information		
Cash paid for interest	$	0
Cash paid for income tax	$	0

See accompanying notes to financial statements

PENSION SERVICE ASSOCIATES SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Pension Service Associates Securities Corporation (the Company) is a registered broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (NASD). Business began in July 1992. The Company acts as a limited broker dealer, authorized to conduct business exclusively in the distribution of shares of registered open end investment companies or unit investment trusts (mutual funds) or the sale of variable annuities. The Company claimed an exclusion from membership in the Securities Investor Protection Act of 1970. The firm conducts business with the mutual fund companies under separate dealer agreements on a fully disclosed basis and does not execute any wire order trades with them.

Securities Transactions and Related Party Transaction

Customers' securities transactions are recorded by the mutual fund companies on a settlement-date basis, generally the third business day following the transaction, with related commission income recorded by the Company when received and earned. Commission earned is recognized after mutual fund companies have adjusted for breakpoint, rights of accumulated adjustments and 12b-1 fees.

The Company is a related company to Pension Service Associates (PSA), a corporation. PSA is a pension consultant and administrator. PSA's clients may elect to have the Company be the broker of record. The Company will then invest the client's money from a group of approved mutual funds selected by the client. PSA pays substantially all of the company's expenses, for which it receives a fee equivalent to 95% of the Company's revenue.

NOTE 2 - PROVISION FOR INCOME TAXES

At December 31, 2001 the Company has net operating losses (NOL) carry-forwards of approximately $17,700 expiring in the year 2013.

No deferred asset will be recognized on the tax benefit resulting from the NOL.

NOTE 3 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PENSION SERVICE ASSOCIATES SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

Total ownership equity (from Statement of Financial Condition)	$	7,508
NET CAPITAL	$	7,508

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital indebtedness 6.67% of net aggregate indebtedness	$	107
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	2,508
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness	$	7,348

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities (from Statement of Financial Condition)	$	1,602
Percentage of aggregate indebtedness to net capital		21%

RECONCILIATION

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	9,111
VARIANCE		
Accrued expenses		(1,603)
NET CAPITAL PER AUDIT	$	7,508

See accompanying notes to financial statements

PART II

PENSION SERVICE ASSOCIATES SECURITIES CORPORATION
STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2001

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT ACCOUNT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Mr. James A. Gilbert
Pension Service Associates Securities Corporation
Sherman Oaks, California

In planning and performing my audit of the financial statements of Pension Service Associates Securities Corporation (thereafter referred to as the "Company") for the year ended December 31, 2001, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

10680 WEST PICO BOULEVARD, SUITE 260, LOS ANGELES, CA 90064
6029 LINDA WAY, CULVER CITY, CA 90230
PHONE (310) 815-8380 FAX (310) 815-8326 CELL PHONE (310) 435-0746 EMAIL ETRACTENBERG@EARTHLINK.NET

Mr. James A. Gilbert
Pension Service Associates Securities Corporation
Sherman Oaks, California

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

It has come to my attention that the NASD believes the Company is not posting the books timely and filing the Focus Report timely. I have impressed upon the Company's principal the importance of timeliness.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, with the exception noted in the above paragraph, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2001 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Elizabeth Tractenberg, CPA
Beverly Hills, California
February 26, 2001

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783-4000
Fax: (415) 783-4329
www.us.deloitte.com

Deloitte & Touche

RECEIVED
MAR 01 2002
352

February 28, 2002

New York Stock Exchange
20 Broad Street
New York, NY 10005
Attention: William Wollman

Dear Sirs/Madams:

We have read the letter of Charles Schwab & Co., Inc., dated February 28, 2002, requesting an extension of time to file the annual audited report required by Rule 17a-5(d) under the Securities Exchange Act of 1934. We agree with the reasons for the extension request stated therein.

Our audit of the consolidated financial statements of Charles Schwab & Co., Inc. and subsidiaries (the "Company") for the year ended December 31, 2001, in accordance with auditing standards generally accepted in the United States of America, is currently in progress; however, because we have not completed our audit, the procedures that we have performed do not constitute all of the procedures necessary to express an opinion on the consolidated financial statements of the Company or to evaluate the Company's internal control, the control activities for safeguarding securities, and the practices and procedures prescribed by Rule 17a-5(g), as required by auditing standards generally accepted in the United States of America and by Rule 17a-5, and cannot be relied upon to provide any assurance that material inadequacies as to such matters would necessarily be disclosed.

The procedures that we have performed, however, did not disclose (a) any material inadequacies as defined in Rule 17a-5(g)(3); (b) anything that caused us to believe that the condition of the Company's records is endangering its ability to supervise its registered representatives and their handling of customer accounts; or (c) anything that caused us to believe that the Company was in violation of the net capital requirements specified in Rule 15c3-1 as of the audit date or the requirements of Rule 15c3-3 or that the Company has any significant financial or record keeping problems. Upon satisfactory receipt of certain evidential matter, we would expect to issue an unqualified opinion on the Company's consolidated financial statements for the year ended December 31, 2001.

Yours truly,

Deloitte & Touche LLP

cc: New York Stock Exchange
20 Broad Street
New York, NY 10005
Attention: Ornella Bergeron

cc: New York Stock Exchange
20 Broad Street
New York, NY 10005
Attention: James Moore

cc: Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

cc: Charles Schwab & Co., Inc.
101 Montgomery Street
San Francisco, CA 94104